                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of [May] 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X                  No      Form 40-F (    )
                      -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes (    )                 No      X
                                                   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated May 2, 2003. Attached is English language version of the notice.

The following table sets forth a fair disclosure of Mirae Corporation's business prospect and management plan.

(The information might be changed according to managerial modifications in the future.)

--------------------------------------------- ------------------------------------------------------------------
1. Category of Management Plan                Reorganization of Mirae Corporation
--------------------------------------------- ------------------------------------------------------------------
2. Purpose of Management Plan                 - To reinforce strategic market development and sales
                                              infrastructure in accordance with rapidly changing macro and micro economic environment.
                                              - To establish a conveyance culture of managerial rights by professional management
--------------------------------------------- ------------------------------------------------------------------
3. Target Date                                May 2, 2003

--------------------------------------------- ------------------------------------------------------------------
4. Estimated Amount of Investment             -

--------------------------------------------- ------------------------------------------------------------------
5. Summary of Management Plan                 - New Appointment of CEO in Mirae Corporation

                                              - Name: Hyung-Yun Lee
                                              - Profile:
                                                Bachelor of Electronics in Seoul National University
                                                Master of Electronics in KAIST
                                                Kum-Sung Electronics
                                                TERADYNE Korea, CEO
                                                Mirae America Inc., CEO
                                                Mirae Corporation, Vice President

--------------------------------------------- ------------------------------------------------------------------
6. Anticipative Effects                       To enhance a strategic sales force and to maximize profit

--------------------------------------------- ------------------------------------------------------------------
7. Decision Date                              May 2, 2003
   (by Board of Directors)

--------------------------------------------- ------------------------------------------------------------------
8. Information Outflow                        Information Provider              Investor Relations Team

                                              --------------------------------- --------------------------------
                                              Information Target                Press,
                                                                                Securities Companies, etc.

                                              --------------------------------- --------------------------------
                                              Date of Release                   On Friday, May 2, 2003

--------------------------------------------- --------------------------------- --------------------------------
9. Contact Information                        Officer-in-Charge                 Soon-Do Kwon
                                                                                Tel. 82-41-621-5070

                                              --------------------------------- --------------------------------
                                              Person-in-Charge                  Byong-Soo Son
                                                                                Tel. 82-41-559-8863
                                              --------------------------------- --------------------------------
                                              Related Team                      Investor Relations Team
                                                                                Tel. 82-41-559-8713
--------------------------------------------- ------------------------------------------------------------------
10.Others                                     The Related information is featured on Mirae Corporation's
                                              Home Page (www.mirae.com)
                                                         -------------
--------------------------------------------- ------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 2, 2003



By         MiRi Chung
   -----------------------------
Mi-Ri Chung

Mirae Corporation

Public Disclosure Representative
Of Investor Relations Team